Zentek Provides Update on Rumours

Guelph, ON - March 8, 2022, Zentek Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian IP development and commercialization company focused on next-gen healthcare solutions has become aware of certain rumours and allegations being circulated, and categorically refutes the egregious allegation regarding the theft of intellectual property from Graphene Composites Ltd.

On January 29, 2021, the Company was served with a statement claim issued by Graphene Composites Ltd. and is in the process of defending the action, which it considers frivolous and without merit. The Company has considered the allegations as set out in the claim and, in light of the facts, the lack of clarity in the claim, and, based on discussions with the Company's litigation counsel, the assessment of the merits of the claim and the defenses available to the Company, and the Company's conclusion is that the risk of the Company suffering loss in respect of the claim is remote, and therefore the Company determined the claim not to be material or constituting "significant litigation" pursuant to the policies of the TSX Venture Exchange. The Company continues to view this claim as frivolous and will continue to vigorously defend itself against these allegations.

The Company is aware of a 2,904,839 share Consolidated Short Position (less than 3% of total shares outstanding) in the marketplace as of March 1, 2022.  Furthermore, the Company believes these false allegations were meant to hurt the Company's credibility.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is commercializing ZenGUARD™, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei
Tel: (212) 655-0924
Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.com.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.